

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 28, 2016

Via E-mail
Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meager & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116

Re: The GDL Fund (the "Fund")
        File Numbers: 333-213902; 811-21969

Dear Mr. Burdon:

We have reviewed the registration statement on Form N-2 for the Fund, filed on September 30, 2016. The filing was made for the purpose of registering an indeterminate principal amount of common and preferred shares, notes, and subscription rights to purchase common shares, preferred shares, or common and preferred shares of the Fund.

Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions used in the registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

General

1.   We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment. Information in the pre-effective amendment should reflect updated information as required by Form N-2.

2.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3.   Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offering to be made pursuant to each prospectus supplement. In addition, please state whether the Fund expects to issue securities registered pursuant to the Registration Statement within 12 months of its effective date. If so, we may have further comments.

<u>Cover Page/Investment Objective</u>

4.   The second paragraph states that the Fund may offer its securities at prices and on terms described in one or more prospectus supplements to this prospectus. In your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

<u>Prospectus Summary</u>

5.   *Investment Objectives and Policies (p. 2)*:

   a. The third paragraph states that the Fund may use hedging strategies, such as short selling and the use of options, futures, swaps and "other derivatives." Please briefly disclose here (as noted in more detail later in the prospectus) the other types of derivatives in which the Fund may invest. In addition, please clarify here, as stated under "Derivatives" at p. 29 of the prospectus, that the Fund expects to invest in these instruments primarily for hedging and risk management purposes.

   b. The fourth paragraph states that, under normal market conditions, the Fund will invest at least 80% of its assets in "securities" and hedging arrangements relating to companies involved in corporate transactions or reorganizations. Please clarify the types of securities in which the Fund may invest.   In addition, please state in this summary whether there is any restriction on the amount of any one type of security in which the Fund may invest. (For example, we note that the more detailed discussion of "Investment Objectives and Policies" states at p. 27 that the Fund does not expect non-investment grade investments to exceed 10% of its total assets.)

   c. We note that the summary discussion of "Risk Factors and Other Considerations" beginning at p. 6 of the prospectus includes disclosure relating to investments in fixed-income securities, non-investment grade securities, and preferred stock. Therefore, please add corresponding disclosure of these investments in the summary strategy discussion.

6.   *Dividends and Distributions (p. 4)*: In the second paragraph, you note that distributions to preferred shareholders could in the future include a return of capital. Please briefly describe the tax treatment of distributions that include a return of capital.

7.   *Risk Factors and Special Considerations (pp. 6-13)*:

   a. Fixed Income Securities Risks (pp. 7-8): Please more clearly explain the concept of duration and sensitivity to interest rates. This should include an explanation of the difference between maturity and duration. Finally, please provide a short example illustrating the concept of duration. (*E.g.*, if a portfolio has a duration of three years and interest rates increase by 1%, then the portfolio would decline in value by approximately 3%.) This example may be included in the more detailed discussion of "Duration and Maturity Risk" at the top of p. 38.

   b. Non-Investment Grade Securities (p. 8): Please state the lowest rating of any instrument in which the Fund will invest. Please also disclose whether the Fund will invest in "distressed" securities (*i.e.*, where the issuer is experiencing financial difficulties or distress at the time of the Fund's acquisition of such securities) or securities that are in default.

   c. Inasmuch as the Fund may enter into various derivative transactions, please add corresponding risk disclosure for such investments. Please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investmentiguidance/ici0730IO.pdf).

   d. Leverage Risk (pp. 8-9): Please update the information in this section and elsewhere to reflect the amount of leverage as of June 30, 2016. Similarly, where applicable, please provide information regarding the Fund's investments as reflected in the Fund's most recent report on Form N-Q.

   e. Credit Quality Ratings (p. 11): Please clearly state in your disclosure whether the notes and preferred securities to be offered by the Fund will be issued subject to a particular credit quality rating.

Management and Fees (p. 14)

8.   Please disclose that because the investment advisory fees are based on a percentage of managed assets, which includes assets attributable to the Fund's use of leverage, Gabelli Funds, LLC, the investment adviser, may have a conflict of interest in determining whether to use or increase the Fund's use of leverage. If true, please also disclose that the investment adviser will: (a) base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by periodically reviewing the Fund's performance and use of leverage with the Board.

Summary of Fund Expenses (pp. 17-18)

9.   In the narrative disclosure preceding the fee table, please include a statement that all expenses of the Fund will be borne, directly or indirectly, by the common shareholders.

10. Please explain supplementally your basis for combining the sales loads for both common and preferred shares in one line item under "Shareholder Transaction Expenses."

11. Please revise the table to reflect the Fund's expenses associated with the Fund's issuance of notes, including offering expenses. In addition, please state your legal basis for excluding the offering costs associated with the issuance of rights for common and preferred shares (separately), and for both common and preferred shares.

12. Please disclose the fees payable under the Voluntary Cash Purchase Plan as a line item in the fee table, rather than solely in a footnote.

13. If Acquired Fund Fees and Expenses are expected to exceed .01% of the Fund's average net assets, they should be reflected in a separate line item in the fee table. If not, please confirm that such fees are included in the line item for "Other Expenses."

14. You note on p. 28 that the Fund may engage in short sales. Please confirm that expenses (*e.g*., dividend and interest payments and brokerage costs) associated with such sales are reflected in the "Other Expenses" line of the fee table.

15. Please explain your basis for classifying the dividends paid on the Series B Preferred as "Interest Expense" (as stated in Footnote 6), rather than including them in the line items relating to "Dividends on Preferred Shares."

Investment Objectives and Policies (pp. 23-53)

16. *Restricted and Illiquid Securities (p. 32)*: You state that the Fund may invest up to 15% of its assets in illiquid securities. Please include a discussion of these types of investments when describing the Fund's investment policies in the prospectus. Further, please explain supplementally whether this percentage includes investments in issuers that rely on Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended ("1940 Act") or other investment pools that are excluded from the definition of "investment company" under the 1940 Act and are privately offered (*e.g*., private oil and gas funds). We may have additional comments after reviewing your response.

Risk Factors and Special Considerations (pp. 34-60)

17. *Convertible Securities Risk (p. 36)*: If the Fund will invest in contingent convertible securities, please add appropriate disclosure. Depending on your response, we may have additional comments.

18. *Preferred Share and Note Risk (p. 51)*: In your discussion of the rights of holders of preferred shares and notes, please briefly describe the rights of noteholders.

Description of the Securities (pp. 60-72)

19.   *Notes - Limitations (p. 68)*: Please clarify the discussion of "Limitations" in this section by restating it in plain English.

Statement of Additional Information

20.   *Investment Restrictions (p. 9)*:

    a. The first two sentences in this section appear to be redundant, since both address the requirements for changing the Fund's fundamental policies. For clarity, please consider consolidating these two sentences.

    b. Please consider describing what constitutes the vote of a majority of the outstanding voting securities for each class of the Fund's securities (*e.g.*, the lesser of: (a) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy; or (b) more than 50% of the shares).

    c. Please note that the limitations on borrowing in Investment Restriction (5) apply on a continuous basis.

Prospectus Supplements

21.   In each prospectus supplement for subscription rights to purchase common shares, and common and preferred shares, please include the conditions noted in the section entitled "Rights Offerings" on p. 75 of the prospectus.

****

        Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

        Although we have completed an initial review of the registration statement, it will be reviewed further once we receive your responses. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in these registration statements, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office